SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

AMERICAN VANTAGE COMPANIES

(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

03037B106
(CUSIP Number)

Jack Becker, Esq.
Snow Becker Krauss P.C.
605 Third Avenue, New York, New York 10158-0125
(212) 687-3860
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

April 16, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03037B106

1)	Name of Reporting Person - I.R.S. Identification No. of person.
Jay H. Brown

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO (Grant of Option)

5)	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).. [ ]

6)	Citizenship or Place of Organization U.S.A.

	7)	Sole Voting Power

87,500

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8)	Shared Voting Power 260,711

	9)	Sole Dispositive Power 87,500

	10)	Shared Dispositive Power
260,711

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
348,211

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) [ ]

13)	Percent of Class Represented by Amount in Row (11)
7.0%

14)	Type of Reporting Person (See Instructions)
IN

This Amendment No. 13 supplements and amends the Schedule 13D Statement of Jay H. Brown, dated July 26, 1991, as amended by Amendments Nos. 1 through 12, as filed with the Securities and Exchange Commission (collectively, the “Schedule 13D”).

Item 1. Security and Issuer.

            Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

            This statement (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”) of American Vantage Companies, a Nevada corporation (“AVC”). The principal executive offices of AVC are located at 7674 West Lake Mead Blvd., Suite 108, Las Vegas, Nevada 89128.

Item 2. Identity and Background.

            Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

            (a)     This Statement is being filed by Jay H. Brown.

            (b)     The business address of Jay H. Brown is 520 South Fourth Street, Las Vegas, Nevada 89107.

            (c)     Jay H. Brown is a practicing attorney, licensed in the State of Nevada, and a member of the law firm, Singer and Brown, LLC, which provides legal services to AVC. Its principal office is located at 520 South Fourth Street, Las Vegas, Nevada 89107.

            (d)-(e)   Jay H. Brown has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f)     Jay H. Brown is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is hereby supplemented and amended by the addition of the following:

            Jay H. Brown was granted a 10-year option (the “Option”) pursuant to AVC’s 1996 Stock Option Plan to purchase 87,500 shares of Common Stock at $1.41 per share. The grant of the Option was made in connection with Mr. Brown’s appointment to AVC’s Advisory Group which was established for the purpose of conducting initial reviews of merger and acquisition candidates for AVC. The shares issuable under the Option were only to become exercisable upon the consummation of a merger or acquisition transaction with a third party reviewed by the Advisory Group. AVC acquired YaYa Media, Inc. on April 16, 2003. As a result of such acquisition, the Option is now exercisable. Should Mr. Brown exercise the Option, he anticipates that the source of consideration paid to AVC upon exercise will be personal funds.

Item 4. Purpose of Transaction.

            Item 4 of the Schedule 13D is hereby supplemented and amended by the addition of the following:

            The Option was granted to Jay H. Brown in connection with Mr. Brown’s appointment to AVC’s Advisory Group. The Advisory Group was established for the purpose of conducting initial reviews of merger and acquisition candidates for AVC. The shares issuable under the Option were to become exercisable upon the consummation of a merger or acquisition transaction with a third party reviewed by the Advisory Group. AVC acquired YaYa Media, Inc. on April 16, 2003. As a result of such acquisition, the Option is now exercisable.

            Except as otherwise described herein, Jay H. Brown does not have any plans or proposals as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

            (a)     At the date of this Statement, Jay H. Brown beneficially owns 348,211 or approximately 7.0% shares of Common Stock, which includes 260,711 shares held as tenants-in-common with his spouse. This is based upon 4,865,856 shares of Common Stock issued and outstanding as set forth in AVC’s Form 10-QSB for its quarterly period ended January 31, 2003.

            (b)       Jay H. Brown has sole disposition and voting power with respect to 87,500 shares of Common Stock and shares investment and voting power with his wife with respect to 260,711 shares of Common Stock.

            (c)     Not Applicable.

            (d)     Not Applicable.

            (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 of the Schedule 13D is hereby supplemented and amended by the addition of the following:

            Jay H. Brown entered into a Stock Option Agreement with AVC, dated as of April 16, 2003, attached hereto as Exhibit L, in connection with AVC’s grant of the Option to Mr. Brown.

Item 7. Material to be Filed as Exhibits.

            Item 7 of the Schedule 13D is hereby supplemented and amended by the addition of the following exhibit:

Exhibit L	—	Stock Option Agreement dated as of April 16, 2003 by and between AVC and Jay H. Brown.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 2003

/s/ Jay H. Brown

Jay H. Brown

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